UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                              TRAILER BRIDGE, INC.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                    892782103
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                                 (CUSIP Number)

                          Conrad P. Armbrecht, Esquire
                              Armbrecht Jackson LLP
                               63 S. Royal Street
                                   Suite 1300
                              Mobile, Alabama 36602
                                 (251) 405-1318
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                  (Name, Address And Telephone Number Of Person
                Authorized To Receive Notices And Communications)


                                  June 23, 2005
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.  892782103
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1.               Name of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only):

                 Clara L. McLean
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2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)   |X|
                 (b)   |_|
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3.               SEC USE ONLY

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4.               SOURCE OF FUNDS

                 00
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5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)          |_|

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6.               CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
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                             7.       SOLE VOTING POWER
NUMBER OF
SHARES                                1,334,500
BENEFICIALLY            --------------------------------------------------------
OWNED BY                     8.       SHARED VOTING POWER
EACH
REPORTING                             0
PERSON                  --------------------------------------------------------
WITH                         9.       SOLE DISPOSITIVE POWER

                                      1,334,500
                        --------------------------------------------------------
                            19.       SHARED DISPOSITIVE POWER

                                      0
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11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,334,500
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12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES    |X|
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13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 11.4%
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14.              TYPE OF REPORTING PERSON
                 IN
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CUSIP No.  892782103
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Item 1.  Security and Issuer.

              This Schedule 13D relates to the Common Stock (the "Common Stock") of the following corporation (the "Issuer"):

                       Trailer Bridge, Inc.
                       10405 New Berlin Road East
                       Jacksonville, FL 32226

Item 2.  Identity and Background.

              This Schedule 13D is filed on behalf of Clara L. McLean, whose address is The Carolina, Penthouse #110, Pinehurst, NC 28374.

              Ms. McLean is not currently employed.

              During the last five years, Ms. McLean has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              During the last five years, Ms. McLean has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              Ms. McLean is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

              Ms. McLean's beneficial ownership of 1,334,500 shares of the Common Stock was previously reported on Schedule 13G filed February 9, 1998. Ms. McLean is filing this report to confirm that she is a Group Member as described in Item 6 below.

Item 4.  Purpose of Transaction.

              The shares of Common Stock beneficially owned by Ms. McLean were acquired by Ms. McLean for, and are being held for, investment purposes. Ms. McLean may, at some future date, decide to make additional investments in shares of the Issuer's Common Stock.

              Except as set forth above and except as described below, Ms. McLean has no present plans or proposals which relate to or would result in:

              (a) The acquisition by any person of additional Common Stock of the Issuer, or the disposition of Common Stock of the Issuer;


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CUSIP No.  892782103
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              (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

              (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

              (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

              (e) Any material change in the present capitalization or dividend policy of the Issuer;

              (f) Any other material change in the Issuer's business or corporate structure;

              (g) Any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

              (h) Causing a class of Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

              (i) A class of equity Common Stock of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

              (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

              (a) and (b). Ms. McLean beneficially owns an aggregate 1,334,500 shares of the Common Stock, constituting approximately 11.4% of the 11,753,691 shares outstanding as of March 31, 2005.

              The foregoing excludes Common Stock held by other Group Members discussed in Item 6 below.

              (c) No transactions in the Common Stock were effected by Ms. McLean in the last sixty days.

              (d) Any dividends on Ms. McLean's shares of the Common Stock beneficially owned by Ms. McLean will be paid to Ms. McLean. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock.


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CUSIP No.  892782103
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              (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              Ms. McLean and the other members of the McLean family identified on Attachment 1 to this Schedule 13D (the "Group Members") maintain an informal, unwritten understanding that they will vote as a group the shares of Common Stock with respect to which they have voting power on all matters involving action by stockholders of the Issuer. Consistent with their informal understanding, no Group Member is legally bound to vote with the other Group Members. Each Group Member has elected to report his or her beneficial ownership of Common Stock on a separate Schedule 13D.

              Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Ms. McLean and any other persons with respect to any Common Stock of the Issuer, including but not limited to transfer or voting of any Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

              None


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CUSIP No.  892782103
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                                    SIGNATURE
                                    ---------


              After reasonable inquiry and to the best of their knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2005
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Date


/s/ Clara L. McLean
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Clara L. McLean




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CUSIP No.  892782103
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                                  Attachment 1

Patricia McLean Mendenhall

Malcom P. McLean, Jr.

Nancy McLean Parker

Clara L. McLean








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